
03022183


RMC

RICH MINERALS CORPORATION
4100 - 6A Street N.E.
CALGARY ALBERTA T2E 4B1
Phone (403)531-9100

SECOND QUARTER REPORT TO THE SHAREHOLDERS

for the Six Month Period
Ended February 28, 2003
(unaudited)

RICH MINERALS CORPORATION
CONSOLIDATED BALANCE SHEET
(unaudited)

	February 28,2003	August 31,2002
ASSETS		
CURRENT ASSETS		
Accounts receivable	1,917,142	3,202,266
Inventory & work in progress	255,311	260,963
Prepaid expenses & deposits	37,675	23,230
	2,210,128	3,486,459
OTHER ASSETS	135,112	135,112
PROPERTY AND EQUIPMENT	1,304,272	1,379,971
	$3,649,512	$5,001,542
LIABILITIES		
CURRENT LIABILITIES		
Cash and cash equivalents	$1,044,412	518,685
Accounts payable	236,700	2,092,217
Long term debt, current portion	123,432	142,029
	1,404,544	2,752,931
LONG TERM DEBT, net of current portion	1,026	1,026
	1,405,570	2,753,957
SHAREHOLDERS' EQUITY		
SHARE CAPITAL	2,276,325	2,276,325
RETAINED EARNINGS	(32,383)	(28,740)
	2,243,942	2,247,585
	$3,649,512	$5,001,542

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS
(unaudited)

	Three Month Period ended February 28		Six Month Period ended February 28	
	2003	2002	2003	2002
REVENUE	$1,067,963	$549,846	$5,061,184	$4,269,614
DIRECT COSTS				
Equipment Operating	118,889	96,649	829,668	790,862
Materials	319,474	(2,813)	2,266,021	1,707,407
Other	29,014	7,597	65,452	32,797
Salaries & wages	289,189	160,440	1,145,434	919,521
Subcontract	87,323	46,960	311,503	346,987
	843,889	308,833	4,618,078	3,797,574
GROSS PROFIT	224,074	241,013	443,106	472,040
NON-DIRECT COSTS				
Amortization of property & equipment	24,500	22,750	98,000	91,000
Interest	2,220	4,430	8,838	12,618
Management, consulting and professional fees paid	47,368	35,338	56,389	50,799
Other Non-direct costs	85,958	90,483	155,299	143,421
Salaries	84,639	74,892	140,036	140,096
	244,685	227,893	458,562	437,934
INCOME (LOSS) FROM OPERATIONS	(20,611)	13,120	(15,456)	34,106
GAIN ON SALE OF ASSETS	0	0	11,813	0
INCOME (LOSS)	(20,611)	13,120	(3,643)	34,106
Retained earnings(deficit) beginning of period	(11,772)	54,341	(28,740)	33,355
Retained earnings(deficit) end of period	($32,383)	$67,461	($32,383)	$67,461
Basic earnings(loss) per share	($0.0009)	$0.0005	($0.0002)	$0.0014
Fully diluted earnings(loss) per share	($0.0007)	$0.0004	($0.0001)	$0.0012

RICH MINERALS CORPORATION
CONSOLIDATED STATEMENT OF CASH FLOWS
(unaudited)

	Three Month Period Ended February 28		Six Month Period Ended February 28	
	2003	2002	2003	2002
CASH WAS PROVIDED (USED) BY				
OPERATING ACTIVITIES				
Cash receipts from customers	$3,595,495	$2,894,867	$6,351,960	$7,216,883
Cash paid to suppliers and employees	(3,110,899)	(1,348,366)	($6,839,765)	($6,502,873)
Interest paid, net of interest received	(2,220)	(4,430)	($8,838)	($12,618)
	$482,376	$1,542,071	($496,643)	$701,392
INVESTING ACTIVITIES				
Resource Exploration costs	0	(15,043)	0	0
Property and equipment	165	0	(10,487)	(21,293)
	$165	($15,043)	($10,487)	($21,293)
FINANCING ACTIVITIES				
Repayment of long term debt	(9,142)	(24,030)	($18,597)	($67,640)
	($9,142)	($24,030)	($18,597))	($67,640)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS IN THE PERIOD	$473,399	$1,502,998	($525,727)	$612,459
Cash and cash equivalents beginning of the period	(1,517,811)	(1,169,987)	($518,685)	($279,448)
CASH AND CASH EQUIVALENTS END OF THE PERIOD	($1,044,412)	$333,011	($1,044,412)	$333,011
Cash and cash equivalents consist of:				
Cash (cheques issued in excess)	($1,044,412)	$333,011	($1,044,412)	$333,011
Line of credit	0	0	0	0
Total	($1,044,412)	$333,011	($1,044,412)	$333,011

RICH MINERALS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIODS ENDED FEBRUARY 28, 2003 AND AUGUST 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES

(a) Consolidation

These financial statements consolidate the accounts of the company and its wholly-owned subsidiaries, Rich Contracting Ltd. and Rich Venture Corporation.

(b) Construction Revenue And Direct Costs

The company recognizes construction revenue and direct costs on the percentage of contract completion basis.

(c) Inventory

The company records inventory of construction materials at the lesser of cost on a first in first out basis and net realizable value.

(d) Amortization

The company provides for the amortization of all property and equipment other than buildings on the straight line basis over the estimated economic life of the related asset to an ultimate residual value at the following annual rates:

Excavating equipment	10% to 33%
Automotive equipment	10% to 33%
Construction equipment	20% to 33%
Office equipment	33% to 50%

The company provides for the amortization of buildings on the declining balance basis at the rate of 5% per annum.

(e) Income Taxes

The company uses the liability method of accounting for income taxes. Under this method future tax assets and liabilities are recognized based on differences between financial statement values of assets and liabilities and their respective tax values. Future tax assets and liabilities are measured using rates that are expected to apply when the future tax asset is realized or the future tax liability is settled. The temporary differences that give rise to future income taxes payable/recoverable relate primarily to:

- the use of the completed contract method for income tax purposes as compared to the percentage of contract completion method which is used for financial statements purposes; and
- the differences in the methods of calculating amortization for financial statements purposes as compared to the methods required for income tax purposes.

(f) Financial Instruments

The company's financial instruments consist of various assets and liabilities. It is management's opinion that the company is not exposed to significant unusual interest, currency or credit risks arising from ownership of and liability under these financial instruments.

The company is of the opinion that the fair values of financial assets approximate their respective carrying values due to the relatively short-term maturity of these financial assets. The company is additionally of the opinion that the fair value of financial liabilities approximates their carrying value.

RICH MINERALS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)
FOR THE PERIODS ENDED FEBRUARY 28, 2003 AND AUGUST 31, 2002

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

(g) Measurement Uncertainty

The company's policy of recognizing construction revenue and direct costs on the percentage of contract completion basis makes necessary the use of estimates as to the degree to which construction projects have been completed. These estimates are then utilized to determine the amount of revenue, direct costs and gross profit recognized and to validate the company's accounts receivable from customers. Estimates of contract completion are based on contract outputs and carried out by third party engineers engaged directly by the company's customers.

The company must similarly estimate the amortization of capital assets and the value of other assets and liabilities in order to allow the preparation of these financial statements.

To the extent that there may exist material error in any of these estimates there may, in turn, exist material errors in the company's accounts.

(h) Segmented Information

The company has one operating segment, the installation and maintenance of underground utilities and ancillary services. The asset category of Other Assets represents assets not utilized in the installation and maintenance of underground utilities. Other Assets generate no revenue and due to their value as a proportion of all assets are not disclosed as a separate operating segment.

(i) Stock Option Plan

The company has established a stock option plan under which the company may grant options to purchase common shares. Under the plan the company may grant options to acquire common shares but the aggregate options so granted may not exceed ten per cent of the common shares outstanding from time to time. The stock option typically allows for the granting of options for a five year term and which vest twenty percent annually over that term.

Effective January 1, 2002 and for fiscal years beginning on or after that date Canadian generally accepted accounting principles require additional disclosure of stock-based compensation costs. The recommendations encourage, but do not require, the use of a fair value based method to account for stock-based compensation. The company has elected to not use the fair value method to account for stock-based compensation but will disclose the pro-forma effect of stock based compensation on its financial results.

(j) Earnings (Loss) Per Share

The calculation of earnings (loss) per share is based on the weighted average number of shares outstanding during the year, being 24,033,000 in each of 2003 and 2002. The company utilizes the treasury stock method of calculating diluted earnings (loss) per share.

(k) Cash and Cash Equivalents

The company considers the revolving line of credit to be cash and cash equivalents.

RICH MINERALS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)
FOR THE PERIODS ENDED FEBRUARY 28, 2003 AND AUGUST 31, 2002

2. PROPERTY AND EQUIPMENT

	Cost	Accumulated Amortization	Net Book Value
February 28, 2003	$ 3,083,933	$ 1,779,662	$ 1,304,272
August 31, 2002	$ 3,111,735	$ 1,731,764	$ 1,379,971

3. INVENTORY AND WORK IN PROGRESS

	2003	2002
Work in progress	$	$ 5,652
Inventory	255,311	255,311
	$ 255,311	$ 260,963

4. OTHER ASSETS

In fiscal 2001 the company advanced $ 119,721 to an unrelated corporation to allow that corporation to fund mineral exploration and development. The company advanced the funds pursuant to loan agreements and had the right to convert the advances to a joint venture participation in the project. In fiscal 2002 the company advanced a further $ 15,391 to the debtor pursuant to the loan agreement. At August 31, 2002 the company had advanced a total of $ 135,112 (2001 - $ 119,721).

In fiscal 2003 the company agreed to participate in a series of transactions, the ultimate result of which would see the debtor become publicly traded and the company holding shares in that publicly traded corporation.

5. CASH AND CASH EQUIVALENTS

The company has arranged with Alberta Treasury Branches a revolving credit facility to a maximum of $ 1,000,000; at February 28, 2003 the balance drawn was $ NIL (August 31,2002 - $ 300,000). This credit facility is due on demand, bears interest at the lender's prime rate of interest plus one percent. A General Security Agreement covering all assets of the company has been pledged as security.

6. LONG TERM DEBT

	2003	2002
The company is indebted to ATB Financial. The company repays these advances in monthly installments of 1.67% of the principle balance outstanding at the end of the previous month plus interest at the lender's prime rate plus 1.50%. A General Security Agreement covering all Assets of the company has been pledged as security.	$ 117,179	$129,723

6. LONG TERM DEBT (Continued)

The company is indebted to General Motors Acceptance Corporation of Canada, Limited under conditional sale contracts. These loans are secured by automotive equipment with a carrying value of $ 23,809 (August 31,2002-$26,861), are repayable in monthly installments of $ 1,065, including interest at 1.90%, and are due to mature in fiscal 2004.	$7,179	$ 13,332
	$124,358	$ 143,055
Less Current Portion	123,432	142,029
	$ 1,028	$ 1,028

Expected repayment of indebtedness is as follows:

February 28, 2004	$ 124,358

Interest on long term debt totaled $ 2,220 in the second quarter of fiscal 2003 (August 31, 2002 - $9,152).

7. SHARE CAPITAL

(a) Shares Authorized

Unlimited common shares
Unlimited preferred shares

(b) Shares Issued

	Common Shares	Consideration
Balance, February 28, 2003 and August 31. 2002	24,033,000	$ 2,276,325

No preferred shares have been issued.

(c) Shares Under Option

Options to acquire shares at a price of $ 0.16 per share were granted in fiscal 2001 when the market value of the shares was $ 0.24. Stock options outstanding may be summarized as follows:

Fiscal Year	Options Outstanding Beginning Of Year	Options Granted In The Year	Options Exercised In The Year	Forfeited/ Expired In The Year	Options Outstanding End Of Year	Options Exercisable At Year End
2001	600,000	2,400,000	---	(600,000)	2,400,000	480,000
2002	2,400,000	---	---	(700,000)	1,700,000	680,000

Fiscal Year	Options Outstanding End Of Year	Weighted Average Exercise Price Per Share	Option Expiry	Fair Value Of Options Granted And/Or Vesting Of Previous Grant	Additional Expense Per Share Had Fair Value Method Been Used	Loss Per Share Had Fair Value Method Been Used
2001	2,400,000	$ 0.16	July, 2006	$ 83,400	$ 0.003	$(0.003)
2002	1,700,000	$ 0.16	July, 2006	$ 40,000	$ 0.002	$ 0.001
2003	1,700,000	$ 0.16	July, 2006	$ NIL	$ NIL	$ 0.00

(c) Shares Under Option (Continued)

In calculating the fair value of options granted and/or vesting of option grants the company utilized the following assumptions:

- risk-free interest rate of 5.32 %;
- expected option life of five years;
- expected volatility of 100 %;
- no dividends expected
- the weighted average grant date fair value of each option granted was $ 0.20.

The company has not recognized in the financial statements of any of the particular fiscal years any compensation cost or credits to contributed surplus in respect of the options granted and/or the vesting of option grants. Accordingly, earnings would have decreased / losses would have increased in a particular year had the fair value of stock-based compensation been recognized in the accounts of the company.

8. COMMITMENTS

The company has entered into agreements for the lease of vehicles. Minimum lease payments are due as follows:

Fiscal 2003	$ 39,242
Fiscal 2004	32,045
Fiscal 2005	22,049
Fiscal 2006	11,959
	$105,295

9. TRANSACTIONS WITH RELATED PARTIES

The company has entered into a series of transactions with corporations controlled by officers of the company. All transactions with related parties are measured at exchange value.

(a) Leasing Transactions

The company has entered into agreements to rent excavating equipment on a month to month basis from a corporation wholly-owned by an officer of the company ("the lessor"). The company has the right to terminate these rental agreements at any time with no penalty.

The company's transactions with the lessor may be summarized as follows:

	February 28, 2003	February 28, 2002
Revenue earned		
Premises rental	$3,000	$3,000
Equipment rental costs	$ 196,200	$ 196,200

The Board of Directors has reviewed the transactions with the lessor and has:

- expressly permitted the officer to undertake the business of equipment rental; and
- determined that the transactions with the lessor were fairly priced and in the best interests of the company.

RICH MINERALS CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS(continued)
FOR THE PERIODS ENDED FEBRUARY 28, 2003 AND AUGUST 31, 2002

9. TRANSACTIONS WITH RELATED PARTIES (Continued)

(b) Contracting Transactions

The company has entered into agreements with a corporation wholly-owned by an officer of the company ("the contractor"). The contractor is a general contractor; the company has agreed to provide to the contractor its services as an underground utility subcontractor.

The company's transactions with the contractor may be summarized as follows:

	February 28,2003	February 28,2002
Included in revenue		
Premises rental	$6,000	$6,000
Contract revenue, in addition to above	$587,616	$96,968
Direct costs	500,556	11,249
Gross profit	$87,060	$85,719

At February 28, 2003 the contractor owed $ 219,867 (August 31, 2002 - $NIL) to the company.

The Board of Directors has reviewed the transactions with the contractor and has:

- determined that the company did not wish to expand operations to general contracting;
- expressly permitted the officer to undertake a general contracting operation; and
- determined that the transactions with the contractor were fairly priced and in the best interests of the company.